UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filer”):  FORTIS INC.

B.                                    (1)                                 This is [check one]:

☒                                  an original filing for the Filer

☐                                    an amended filing for the Filer

(2)                                 Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)                                                ☐

C.                                    Identify the filing in conjunction with which this Form being filed:

Name of registrant:  Fortis Inc.

Form type:  Form F-10

File Number (if known):  333-250996

Filed by:  Fortis Inc.

Date Filed (if filed concurrently, so indicate): November 27, 2020, filed concurrently with Form F-10.

D.                                    The Filer is incorporated or organized under the laws of the Province of Newfoundland and Labrador, Canada and has its principal place of business at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4 (709) 737-2800.

E.                                     The Filer designates and appoints CT Corporation System (“Agent”), located at 28 Liberty Street, New York, New York 10015 (212) 894-8940, as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 27, 2020 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. John’s, Province of Newfoundland and Labrador, Country of Canada, this 27th day of November, 2020.

FORTIS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System
(as Agent for Service of Process)

By:	/s/ Michael Newell
Name: Michael Newell
Title: Client Relationship Manager

Date: November 27, 2020

Signature Page to Form F-X